Mail Stop 6010

      May 12, 2006

Via Facsimile and U.S. Mail

Mr. Edward J. Marino
Chief Executive Officer
Presstek, Inc.
55 Executive Drive
Hudson, NH   03051-4903


	Re:	Presstek, Inc.
		Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
      File No. 0-17541


Dear Mr. Marino:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management`s Discussion and Analysis, page 33

Results of Operations, page 36

1. We note that the 2004 acquisitions appear to have had a significant impact on your results of operations. Please revise future filings to quantify the impact of acquisitions on your results of operations.


Critical Accounting Policies - Acquisitions, page 49

2. You state that you use an independent valuation specialist to determine the fair values of identifiable intangible assets acquired in order to determine the portion of the purchase price allocable to these assets. Please note that if you intend to incorporate the 10-K by reference in any registration statement, you must specifically identify each appraiser as an expert and include their consent in the registration statement. Please note this comment also applies to your disclosures on pages 63, 69, 70 and 73.


Note 6 - Inventories, net, page 71

3. We note that you have inventory reserves totaling $16.5 million as
of December 31, 2005.  We note your response to our prior comment
9
from our letter dated May 13, 2004. It appears that the total inventory reserve has increased from the time of your response.
If
so, please tell us and revise future filings to discuss what inventory has been written down and why. Please revise future filings to disclose how and when you expect to dispose of written-down inventory.


Note 8 - Goodwill and Other Intangible Assets, page 72

4. We note the net book value of the identifiable intangible assets as of December 31, 2005 was $11,974,000. However, the sum of the estimated future amortization expense presented totals only $10,432,000. We note from your response to comment 10 from our letter dated May 14, 2004 that a difference existed between the net book value and the future amortization expense due to the fact that certain patents had not yet been put in service. You stated that in future filings you would quantify the amount that is yet to be put in service, however, we do not see any such disclosure in the current filing. Please tell us why there is a difference between the net book value of the intangible assets and the total estimated future amortization expense. If the difference relates to assets not yet put in service, please revise future filings to disclose the total amount of intangible assets not yet placed in service.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Michele
Gohlke,
Branch Chief, at (202) 551-3327.

							Sincerely,


      Kevin L. Vaughn
					  		Reviewing Accountant

Mr. Edward J. Marino
Presstek, Inc.
May 12, 2006
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